June 26, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, NE

Washington, D.C. 20549

Attn:                         Tara Harkins

Kevin Kuhar

Jimmy McNamara

Alan Campbell

Re:                            Graf Acquisition Corp. IV

Registration Statement on Form S-4

Filed May 15, 2023

File No. 333-271929

Dear Mr. McNamara:

On behalf of our client, Graf Acquisition Corp. IV, a Delaware corporation (the “Company” or “Graf”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 9, 2023 (the “Comment Letter”), with respect to the above-referenced Registration Statement on Form S-4, filed on May 15, 2023 (the “Registration Statement”).

The Company has filed via EDGAR Amendment No.1 to the Registration Statement (“Amendment No.1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in Amendment No.1. Capitalized terms used but not defined herein have the meanings set forth in Amendment No.1.

Registration Statement on Form S-4 filed May 15

Market and Industry Data, page vii

1.	We note your statement that you have not independently verified the market and industry data contained in the proxy statement/prospectus. This statement may imply an inappropriate disclaimer of responsibility with respect to such information. Please either delete this statement or specifically state that you are liable for such information.

Response: In response to the Staff’s comment, the Company has revised disclosure on page vii of Amendment No. 1.

June 26, 2023

Questions and Answers About the Business Combination and the Special Meeting, page 11

2.	Please revise this section as well as the section titled "Summary of the Proxy Statement/Prospectus," where appropriate, to include a discussion of the combined company's liquidity position following the Business Combination. In your revisions, please describe and quantify the payments required to be made by the combined company following the Business Combination, including transaction expenses, as well as any other debt obligations of the combined company. Please also clarify whether the Acquiror Closing Cash Condition is waivable. To the extent this condition is waivable, please discuss the combined company's liquidity position if the condition is waived and if the Backstop Cash Commitment Amount is not required to be funded.

Response: In response to the Staff’s comment, the Company has added disclosure on pages 20, 46 and 148 of Amendment No. 1.

What is NKGen?, page 11

3.	We note your statements here and throughout that SNKs have high "potency." Please revise to remove any statements that indicate NKGen's product candidates are potent or efficacious. You may discuss the results of NKGen's clinical trials without claiming potency or efficacy.

Please also revise to provide the basis for your statement that the properties of NKGen's product candidates deliver higher levels of NK cell activity than using NK cells prepared by other methods. To the extent the data supporting this statement are not statistically significant, please revise to discuss the relevant limitations.

Response: In response to the Staff’s comment to remove any statements that indicate NKGen's product candidates are potent or efficacious, the Company has revised relevant discloures throughout Amendment No. 1, including on pages 2, 12, 32, 228-229, 234-238, 248, 253, 255-256, 258-259 and 278. In response to the Staff’s comment on the statement that the properties of NKGen’s product candidates deliver higher levels of NK cell activity than using NK cells prepared by other methods, the Company has revised the disclosure on pages 12, 32, 228-229 and 278 to refer to the discussion of the data provided under the section entitled “Business of NKGen—Background on NK or Natural Killer Cells—Molecular Characteristics of SNK01” of Amendment No.1.

Summary of the Proxy Statement/Prospectus

Conditions to the Completion of the Business Combination, page 32

4.	Please clarify which conditions are waivable and by which party or parties. As appropriate, please revise your risk factors to address material risks associated with waivable conditions.

Response: In response to the Staff’s comment, the Company has revised and added disclosure on pages 13, 35-36, 106-107 and 162-163 of Amendment No. 1.

June 26, 2023

Ancillary Agreements, page 34

5.	Please revise here and throughout, as appropriate, to disclose the number of shares of common stock that will be subject to (i) the Lockup Agreement and (ii) the A&R Registration Rights Agreement.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 38, 166 and 167 of Amendment No. 1.

The Proposed Charter provides that the Court of Chancery of the State of Delaware..., page 111

6.	Please revise this risk factor to disclose the risk that the exclusive forum provision may result in increased costs for investors to bring a claim.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 117-118 of Amendment No. 1.

The Business Combination Proposal

Background of the Business Combination, page 122

7.	We note your statement that this section does not purport to catalogue every conversation and correspondence by and among Graf, NKGen and their respective representatives and advisors. Please revise your disclaimer to clarify that the material information related to the background and negotiation of the business combination is disclosed in this section. Alternatively, please remove this disclaimer.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 134 of Amendment No. 1.

8.	We note your disclosure indicating that James A. Graf has been directly involved in five SPACs that closed business combinations over the past decade. Please revise to disclose the companies involved in the other deSPAC transactions involving Mr. Graf and provide balanced disclosure describing the outcomes of these transactions.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 134-135 of Amendment No. 1.

June 26, 2023

9.	We note your disclosure on page 123 that you engaged in discussions with approximately 80 potential business combination target companies. Please disclose how many business combination target companies were in the same industry as NKGen. Please also disclose the criteria used to identify the first 300 potential targets and how they were narrowed to 80 targets.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 135 of Amendment No. 1.

10.	Please revise your disclosure to explain why Graf did not retain a bank as a financial advisor for the business combination. Please also revise to clarify whether Graf retained a scientific advisor to conduct due diligence on NKGen. To the extent Graf did not retain a scientific advisor, please explain why.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 138 of Amendment No. 1.

11.	Please revise your disclosure in this section, where appropriate, to discuss whether Graf conducted any financial analysis to support NKGen's approximately $160 million enterprise value other than the comparable company analysis presented on page 129.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 138 of Amendment No. 1.

12.	Please revise this section to disclose the person(s) who controlled NKGen prior to the proposed business combination and to discuss why NKGen decided to pursue the business combination with Graf as opposed to another type of corporate transaction.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that NKGen is majority owned and controlled by NKMAX Co., Ltd. (“NKMAX”), a company formed under the laws of the Republic of Korea, and that the Company has revised disclosures on pages 134 and 278 of Amendment No.1 to clarify the same. The Company has also revised disclosure on page 144 of Amendment No.1 to discuss why NKGen decided to pursue the business combination with Graf as opposed to another type of corporate transaction.

Unaudited Pro Forma Condensed Combined Financial Information

Basis of Pro Forma Presentation, page 173

13.	We note the disclosure on page 96 that if the exercise of redemption rights by Public Stockholders causes Graf to fail to meet the Acquiror Closing Cash Amount, the Business Combination may not be consummated. Please revise the introduction to your Pro Forma Financial Statements to clearly discuss the impact of redemptions of more than 13,724,919 shares by your Public Stockholders. Disclose why you do not reflect a scenario in your pro formas which represent 100% redemption of the outstanding public shares. When discussing the maximum 13,724,919 redemptions, revise throughout the document to consistently and clearly disclose that the Business Combination may not be consummated if this assumption is not met.

Response: In response to the Staff’s comment, the Company has revised and added disclosure on pages 17, 19, 34, 51-53, 192-194 and 200 of Amendment No.1.

June 26, 2023

Business of NKGen, page 201

14.	We note that disclosures here, and elsewhere in the prospectus, include statements or implications that your product candidates are safe and/or effective and "potent". Please revise these statements, as safety, efficacy and potency determinations are in the exclusive purview of the FDA or other regulators. For example only, the following statements improperly state or imply that your product candidates are safe, effective or potent:

●	On page 201, that SNK cells have shown “high potency”.

●	On page 201, that SNK cells deliver more NK cell activity per dose, as measured by “higher cell killing potency.”

●	On page 211, that molecular characteristics of SNK01 cells drive “high potency.”

●	On page 227 that HER-2-CAR SNK02 cells have “potent” killing activity.

You may discuss results from your clinical trials and your documented SNK01 and SNK02 production processes without making conclusions as to safety, efficacy or potency.

Response: In response to the Staff’s comment, the Company has revised disclosure on pages 2, 12, 32, 228-229, 234-238, 248, 253, 255-256, 258-259 and 278 of Amendment No.1

15.	Please revise this section to briefly explain the difference between autologous and allogeneic therapies.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 229 of Amendment No.1.

16.	We note your statement that SNK01 treatment in Phase 1 trials has demonstrated antitumor activity, tumor shrinkage and stabilization of disease in solid tumors both as monotherapy, in combination with checkpoint inhibitors and with targeted therapies. However, your disclosure on page 223 appears to indicate that antitumor activity and tumor shrinkage were observed in two compassionate use single-patient studies and your descriptions of clinical trial data do not appear to reference antitumor activity or tumor shrinkage. Please revise your disclosure or advise. Please also revise to clarify whether your Phase 1 trials were powered for statistical significance.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 228 of Amendment No.1.

June 26, 2023

17.	Please disclose the material terms of the collaboration agreements with Merck KGaA, Pfizer and Affimed. Please also file these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K, or tell us why you believe you are not required to do so.

Response: The Company respectfully acknolweges the Staff’s comment and advises the Staff that the Company believes none of the agreements with Merck KGaA, Pfizer or Affimed is required to be filed pursuant to Item 601(b)(10) of Regulation S-K, or to disclose the material terms of such agreements in Amendment No.1, because each agreement is the type of contract that ordinarily accompanies the kind of business conducted by NKGen, is immaterial in amount and significance to NKGen, and that NKGen’s business is not substantially depednent on the agreements. The Company further advises the Staff that NKGen’s study with Affimed was discontinued subsequent to the filing of the Registration Statement, and the Company has revised disclosure on pages 70, 251-253 of Amendment No.1 accordingly.

Pipeline, page 204

18.	Please revise the first column of your pipeline table on page 204 so that Autologous SNK01 is listed once and not twice in that column. In addition, please revise the pre-clinical column so that it is an equal size to the Phase 1, 2, and 3 columns.

Response: In response to the Staff’s comment, the Company has revised the pipeline table on page 232 of Amendment No.1.

Scaling, page 210

19.	We note your disclosure regarding your belief that the manufacturing process is highly scalable, as well as your disclosure on page 230 that your manufacturing process includes cryopreservation techniques that enable bulk SNK02 product to be effectively frozen, ensuring its long-term stability Please revise these statements to reflect your disclosure on page 81 indicating that you have not yet developed a validated method of manufacturing your product candidates for long-term storage, in large quantities without damage, in a cost-efficient manner and without degradation beyond one to two years.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 238 of Amendment No.1.

Checkpoint combination rationale, page 221

20.	We note your statement that NKGen has shown that SNK01 treatment can lead to the recruitment of cytotoxic T cells to cold tumors. Please revise to clarify if this effect was observed in a preclinical study or clinical trial. To the extent this effect was observed in a clinical trial, please present the relevant data.

Response: In response to the Staff’s comment, the Company has removed this disclosure on page 249 of Amendment No.1.

June 26, 2023

Intellectual Property
Patents, page 231

21.	With regard to your licensed U.S. issued patents and pending patent applications, please provide the specific product candidate(s) and/or technology to which such patents relate, the types of patents and expiration dates. In addition, please specify the product candidate(s) covered, types of patents, jurisdictions and expiration dates of the three licensed patents issued outside of the U.S. and foreign patent applications.

Response: In response to the Staff’s comment, the Company has revised disclosure on page 260 of Amendment No.1.

Management's Discussion and Analysis of Financial Condition and Results of Operations of NKGen

Liquidity and Capital Resources, page 252

22.	Please revise your disclosure to clarify whether the additional loans made by NKMAX to NKGen from January through April 2023 will convert into shares of common stock of the combined company following the Business Combination or whether those loan amounts will remain outstanding.

Response: In response to the Staff’s comment, the Company has revised and added disclosure on page 287 of Amendment No.1.

Beneficial Ownership of Securities, page 273

23.	We note that your beneficial ownership table of the combined company following the Business Combination does not include NKMAX as a 5% holder. However we note that your disclosure elsewhere, including on page 291, indicates that NKGen issued 17,002,230 shares of its common stock to NKMAX to settle outstanding loan agreements. Please tell us whether NKMAX would be a 5% holder of the combined company.

Response: In response to the Staff’s comment, the Company has revised the disclosures on pages 310-311 of Amendment No.1 to include NKMAX as a 5% holder of the combined company.

Note 5. Fair Value Measurements, page F-37

24.	Please revise to quantify the significant unobservable inputs underlying the level 3 fair value measurement of your convertible notes. Refer to ASC 820-10-50-2bbb and 50-2bbb(2)(ii).

Response: In response to the Staff’s comment, the Company has revised and added disclosure on pages F-60-62 and F-78-80 of Amendment No.1.

***

Please do not hesitate to contact Elliott Smith of White & Case LLP at (212) 819-7644 with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: James A. Graf, Graf Acquisition Corp. IV